Exhibit 4.3

Management and Operation Services Agreement, entered into by and between Carso Global Telecom, S.A.B. de C.V., hereinafter “THE PROVIDER”, represented by C.P. Armando Ibañez Vázquez, and Teléfonos de México, S.A.B. de C.V., hereinafter “TELMEX”, represented by Lic. Héctor Slim Seade, in accordance with the following recitals and clauses:

Recitals

1.	“THE PROVIDER” states that:

a)	It is a “sociedad mercantil” organized under the laws of the Mexican Republic with principal place of business at Insurgentes Sur 3500, Col. Peña Pobre, Delegación Tlalpan, Mexico City.

b)	Its corporate purpose involves, among other activities, promoting, organizing and managing all kind of companies, commercial and civil ones and offering administrative services for organization, fiscal, legal and advising for companies.

c)	It has the resources needed for the due rendering of the services pursuant to this agreement.

2.	“TELMEX” states that:

a)	It is a “sociedad mercantil” organized under the laws of the Mexican Republic with principal place of business at Parque Vía No. 190, Col. Cuauhtémoc, Delegación Cuauhtémoc, C.P. 06599, México City.

b)	Its corporate purpose is, in general, to build, install, maintain, operate and employ a telephone and telecommunications public network to render the public service of voice, sound, data, text and images signal conduction locally and through the domestic and international long distance service and the public service of basic telephony; to grant and obtain all kinds of technical, scientific and administrative consulting and assistance services and to enter into any agreement related to its corporate purpose and that are lawful for a “sociedad anónima”.

c)	It wishes to obtain the services that “THE PROVIDER” will provide to it in order to perform its operations in the best possible way.

Clauses

FIRST. “THE PROVIDER” hereby engages to provide “TELMEX” the consulting and advising services in the management and operation matters specified below:

1.	Evaluation of the senior officers, positions and personnel of “TELMEX” and its subsidiaries;

2.	Revision and, if any, support in the restructuring of the labor agreements;

3.	Technical, administrative and financial planning;

4.	Implementation of administrative and operational systems and controls;

5.	Investment planning and negotiating, optimization of profits obtained from the company’s resources:

a)	To optimize the design of external networks;

b)	To revise and optimize investments in equipment and external networks;

6.	Devising transformation programs for “TELMEX” to improve its operation, modernize it and aggressively grow its telephonic plant to enhance the quality of services at international standards;

7.	Restructuring of policies regarding tariff, commercial, technical and service issues;

8.	Devising personnel relocation plans;

9.	Support in the management of the “Instituto Nacional Tecnológico de Telmex, A.C.”;

10.	Performance of real estate investment plans to reduce substantially their number and amounts;

11.	Establishment of construction procedures;

12.	Assessment of the alternatives related to the technical and economic studies made in the different operational areas;

In general, regenerating, reorganizing and restructuring of “TELMEX” and its subsidiaries through planning, performing and supervising the company’s areas.

The services above described shall be called hereinafter the “SERVICES”.

SECOND. “TELMEX” does not delegate to “THE PROVIDER”, in any way, authority that involves decision-making with respect to the company’s management and it remains in the sole discretion and under the exclusive responsibility of the Board of Directors, the Chief Executive Office and the Executive Committee of “TELMEX” to make the decisions about the company’s management, without any interference by “THE PROVIDER”.

THIRD. “THE PROVIDER” shall provide “SERVICES” with its own resources or those contracted through third parties, provided that in this latter case “THE PROVIDER” shall take full responsibility for the third parties it appoints.

FOURTH. “TELMEX” agrees to pay “THE PROVIDER” for the “SERVICES” rendered, a total amount in pesos equivalent to US$45,000,000.00 (forty five million dollars) plus the corresponding value added tax.

This remuneration shall be payable by “TELMEX” to “THE PROVIDER” in a one-time payment before or on January 31, 2007.

The exchange rate used to pay obligations in foreign currency payable in the Mexican Republic as published in the “Diario Oficial de la Federación” shall be used to determine the amount in Mexican pesos to be paid.

If “TELMEX” requires additional services not included herein, “THE PROVIDER” shall charge such additional amount as may be agreed by the parties.

The invoices issued by “THE PROVIDER” for any payments by “TELMEX” under the terms of this agreement must meet the fiscal conditions required by the applicable administrative or legal regulations, including the express and separate payment of value added tax.

FIFTH. “THE PROVIDER” intends to fulfill in good faith and in the best possible way its obligations assumed hereunder and will render “THE SERVICES” with its own or other resources, assuming unconditional and full responsibility in respect of the personnel that it appoints for the rendering of “THE SERVICES”, and therefore “THE PROVIDER” shall be the sole responsible party for the labor or any other agreements entered into with such personnel; and, as the case may be, for the payment of fees and others labor benefits as well as the contributions to the “Instituto Mexicano del Seguro Social”, “Infonavit”, and the income tax and other tax obligations; for disputes arising with such personnel and any other claim due to labor accidents or professional illnesses of such personnel.

“TELMEX” agrees that upon request of “THE PROVIDER”, it shall grant sufficient authority to directors, advisors and committee members of the latter, so that, if necessary, such authorized individuals are able to perform “THE SERVICES” on behalf of “TELMEX”, provided that there shall not be any labor relationship between such individuals and “TELMEX”, but rather the previous paragraph shall apply in respect of the relationship between “THE PROVIDER” and its directors, advisors, and committee members.

SIXTH. This agreement shall be in effect during the period starting on January 1, 2007 and ending on December 31, 2007.

SEVENTH. All the issues related to the validity, interpretation and enforcement of this agreement, shall be governed by the laws of the Federal District and applicable Federal Laws, and for the resolution of any suit arising in connection with the same, the parties expressly submit to the competent courts in Mexico City, Federal District, waiving expressly any other applicable jurisdiction by reason of their nationality, address or residence.

This agreement is drawn in two counterparts and executed in Mexico City, Federal District on January 2, 2007.

“THE PROVIDER” Carso Global Telecom, S.A.B. de C.V.	“TELMEX” Teléfonos de México, S.A.B. de C.V.

/s/ Armando Ibañez Vázquez	/s/ Héctor Slim Seade
C.P. Armando Ibañez Vázquez Attorney in fact	Lic. Héctor Slim Seade Chief Executive Officer and Attorney in fact

Witness

/s/ Francisco Angeles Mayorga
C.P. Francisco Angeles Mayorga

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